UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.  20549

SEC FILE NUMBER
000-54968
CUSIP NUMBER
30217D107

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):☐Form 10-K ☐Form 20-F ☐Form 11-K ☒Form 10-Q ☐Form 10-D ☐Form N-SAR ☐Form N-CSR

For Period Ended: March 31, 2014

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For Transition Period Ended:  ________________

PART I – REGISTRANT INFORMATION

Experience Art and Design, Inc.
Full Name of Registrant

Former Name if Applicable

27929 S.W. 95th Avenue, Suite 1101
Wilsonville, OR 97070
Address of Principal Executive Office

PART II – RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

X	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to timely file its Quarterly Report on Form 10-Q for the period ended March 31, 2014, because the financial statements, review by auditor and XBRL formatting for the period are incomplete.

PART IV – OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

                Kenneth Kepp -      (971) 202-2435

(2)           Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s). Yes ☐   No ☒

The Annual Report on Form 10-K for the fiscal year ended December 31, 2013 has not been filed.

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                                                                                                                                Yes☐      No☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

EXPERIENCE ART AND DESIGN, INC.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2014	By: /s/Kenneth R. Kepp
Chief Operating Officer and Chief Financial Officer